POST APARTMENT HOMES, L.P.

December 23, 2004

Fannie Mae
3900 Wisconsin Avenue
Washington, DC 20016
Attention: Susanne Hiegel

Re:	(1)	Master Reimbursement Agreements dated as of June 1, 1995, between Federal National Mortgage Association and Post Apartment Homes, L.P., as amended through the date hereof, and
	(2)	Reimbursement Agreements dated as of July 1, 1999, between Fannie Mae and Post Apartment Homes, L.P., as amended through the date hereof (the “Reimbursement Agreements”)

     We refer to the above-referenced Reimbursement Agreements. Capitalized terms used in this letter that are defined in the Reimbursement Agreements are used in this letter with the respective meanings provided for such capitalized terms in the Reimbursement Agreements. By this letter, we are requesting your agreement as to the treatment of certain charges and related calculation of certain financial covenants in the Reimbursement Agreements as more particularly described below.

     On March 16, 1998, Post issued its $100,000,000 6.85% Mandatory Par Put Remarketed Securities (“MOPPRS”) due March 16, 2015. Under the terms of the MOPPRS, Merrill Lynch, as remarketing dealer, has the option to repurchase these senior promissory notes from investors at par on March 16, 2005, and remarket them at a price equal to 5.715% plus Post’s then-applicable credit spread above the 10-year treasury rate (which price would represent an above-market rate that, based on current interest rates, would be expected to result in a premium to Merrill Lynch of approximately $12,000,000). Under the remarketing agreement, Post has the right to redeem the MOPPRS from Merrill Lynch on March 16, 2005, by repaying the principal debt outstanding, plus an additional amount based on the difference between the 5.715% rate and the spot 10-year treasury rate for the remaining payments due over the 10-year term of the remarketed senior promissory notes. Today, this additional amount payable to Merrill Lynch for effective termination of its remarketing option would be approximately $12,000,000.

     In accordance with GAAP, if Post were to exercise its option to redeem the MOPPRS from Merrill Lynch on March 16, 2005, Post would incur a “loss on early extinguishment of indebtedness” (and, under GAAP as in effect on the respective dates of the Reimbursement Agreements, would have been treated as an “extraordinary loss”) for the amount of the additional payment and for the write off of unamortized deferred financing costs. Assuming no change in interest rates between now and March 16, 2005, this additional amount would be approximately $13,000,000 (including approximately $700,000 of unamortized deferred financing costs). For purposes of calculating financial covenants under the Reimbursement Agreements, losses on early extinguishment of indebtedness/extraordinary losses would be excluded from debt service coverage ratios and, as a result, would have no impact on the financial covenants or the measurement of Post’s ability to meet debt service requirements.

     Post has determined that it would be in its best interests to terminate Merrill Lynch’s remarketing option in the fourth quarter of 2004 rather than in March 2005. However, this earlier termination, according to GAAP, would result in the characterization and treatment of this additional amount as approximately $12,000,000 of additional interest expense and approximately $700,000 of additional amortization of deferred financing costs—rather than as “loss on early extinguishment of debt” as described above. Assuming that the forward yield curve accurately reflects the market’s expectation of future interest rates, however, the economic impact of this earlier termination is essentially the same as if Post exercised its redemption option on March 16, 2005. Rather than Post paying Merrill Lynch $112,000,000 to redeem the MOPPRS on March 16, 2005, Post would pay approximately $12,000,000 to terminate the remarketing option now, and would pay investors $100,000,000 to redeem the principal amount of the MOPPRS at par on March 16, 2005. Although no different economically (again, assuming that future interest rates are accounted for in the yield curve), the GAAP characterization of the approximately $12,000,000 payment as interest expense and the additional $700,000 as amortization of deferred financing costs would presumably be required to be included in Post’s computation of debt service coverage ratios and could result in non-compliance with such financial covenants.

     Post does not believe that the 3-month difference in timing of this transaction should alter the calculation of the financial covenants. Furthermore, Post does not believe that this non-recurring charge materially impacts its leverage or affects its ability to meet its ongoing debt service obligations. Accordingly, Post is requesting that Fannie Mae acknowledge and agree that, notwithstanding Post’s termination of Merrill Lynch’s remarketing option prior to March 16, 2005 and the classification under GAAP of the related charges as described above, Post shall treat all such charges as a “loss on early extinguishment of debt” (and as an “extraordinary loss”) rather than “interest expense” for purposes of computing its financial covenants under the Reimbursement Agreements as of December 31, 2004 and in future periods as applicable. Please sign and return a copy of this letter to evidence your acknowledgment and agreement, which shall be effective as of the date of this letter.

                                                      Thank you for your response to this request.

Yours very truly,

POST APARTMENT HOMES, L.P.

By:	Post GP Holdings, Inc.,
its Sole General Partner

	By:	/s/ Sherry W. Cohen

Name: Sherry W. Cohen
Title: Executive Vice President

Acknowledged and Agreed to:

FANNIE MAE

By:	/s/ Gerald LaHaie

	Name:	Gerald LaHaie

	Title:	Vice President